Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated: 20th September, 2024.
To be filed with SEC at time of use Relating to Preliminary Prospectus Dated:
20th September, 2024 File No. 333-281938

ALTA

Alta Global Group Limited

Investor Presentation

NYSE American: MMA



Laura Sanko UFC Commentator | Daniel Cormier 2 Division UFC World Champion

altaglobalgroup.com

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Alta Global Group Limited ("we", "us", "our" or the "Company") has filed a registration statement (File No.333-281938) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") including a preliminary prospectus dated 20th September, 2024 for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

We obtained the industry, market and competitive position data in this presentation from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

Forward Looking Statements

This presentation may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as "achieve," "forecast," "plan," "propose," "strategy," "envision," "hope," "will," "continue," "potential," "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this presentation that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the "Risk Factors" section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the "Risk Factors" section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Cautionary Statements & Important Information

This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.

This presentation includes comparisons between Alta and other companies based on publicly available data as of August 2024. While every effort has been made to ensure accuracy, Alta does not guarantee the completeness or reliability of the information provided. These comparisons are for informational purposes only and do not constitute investment advice or an endorsement of any specific company or strategy. Readers should conduct their own analysis and consult with a financial advisor before making investment decisions. Alta is not liable for any loss or damage resulting from reliance on this information.


ALTA
TRAINALTA.COM
COACH

Conor McGregor
Investor and Global Ambassador of Alta Global Group

Who is Alta Global Group

Alta engages and unites passion and participation in MMA and combat sports through technology, with our vision of **converting 640 million fans to participants.**

We do this through our three core businesses:
TrainAlta.com, Hype.co and MixedMartialArts.com



The sector is significant & growing fast, so Alta only need capture a small part of the market to build a very valuable company

+640M GLOBAL FANS OF UFC
*per YouGov 2023

+11.8M TRAINING MARTIAL ARTS AND COMBAT SPORTS IN THE US
*per SFIA Boxing & Martial Arts 2023

$12.6BN ESTIMATED REVENUE FROM MARTIAL ARTS AND COMBAT SPORTS ACADEMIES IN THE US
*per IBIS Sept 2023

+45,000 MARTIAL ARTS AND MMA GYMS IN THE US
*per IBIS Sept 2023

+67,000 ESTIMATED MARTIAL ARTS GYMS IN THE US BY 2025
*per IBIS 2020



SPORF
MMA IS THE FASTEST GROWING SPORT FINANCIALLY IN THE LAST FIVE YEARS
by Ryan Smart January 24, 2022
Bloomberg
Subscribe
Pursuits | Sports
Pro MMA League Looks to Sovereign Funds for New Investments
PFL chairman says foreign investments would be good for sport
League recently lured champion Ngannou away from UFC
Gift this article
ONE
Prime Video Announces New Multi-Year Agreement With ONE Championship For Exclusive Live Coverage Of Martial Arts Events In The US And Canada
prime video
VARIETY
Shares of TKO, New Parent Company of WWE and UFC, Climb 2.4% in Stock Market Debut
By Todd Spangler
SBNATION
UFC generated 'record revenues' in 2022 including 'the best sponsorship year ever'
By Damon Martin on February 28, 2023 7:09 pm
FRONT OFFICE SPORTS
ONE Championship Raises $150M at $1B Valuation
Group ONE Holdings, the parent company of major martial arts platform ONE Championship, has raised $150 million in a funding round.
It reportedly plans to use the money to continue expanding the league outside of Asia.
BY AMANDA CHRISTOVICH
JANUARY 04, 2022 | 05:36 PM
FLIPBOARD
Open in app
HOME / #Fasting
Saudi Arabia's sports investments spurs explosive growth for MMA in Middle East

Alta solves the challenges for all sector stakeholders

Fans

- I want skin in the game!
- Monetize my fan knowledge
- On-demand interactions with my idols





Participants

- Right community for me?
- What goals do I want to achieve?
- Who do I trust to guide my journey?

Platform

Gym Operators

- How do I earn more?
- Severely time poor
- Member retention





Coaches

- How do I earn more?
- How can I get more exposure?
- How can I monetize my skills?

We are aggressively growing our platform to unlock the value of converting 640M fans to martial arts participants

Business Unit	Product Offering	Target Market
ALTA trainalta.com	B2C Subscriptions In-Gym and Online Training Experiences	Fans & Participants
HYPE hype.co	B2B Subscriptions Mobile Marketing and Payments Platform	Gyms, Coaches & Athletes
MixedMartialArts.com mixedmartialarts.com	Free MMA Community Platform, Media and Forum	Fans, Participants,Gyms & Coaches

Alta serves the vast & fragmented martial arts sector, similarly to how tech has revolutionised restaurants

	ALTA (HYPE, MixedMartialArts.com)	OpenTable (yelp, toast)
Marketing & Lead Generation	✓	✓
Generate New Revenue	✓	✓
Streamline Customer Experience	✓	✓
CRM	✓	✓
Payments	✓	✓
Community Engagement	✓	✓

Trainalta.com

Driving consumer participation in martial arts for fans & beginners




KINGS MMA
Tyler_Creed1
EXCLUSIVE!
NEW PODCAST LIVE


- Laura Sanko
UFC Commentator and ALTA Ambassador
"I'm so excited to see ALTA really start to takeoff here in the United States. Partnering with UFCFit & UFCGym means that many more people will experience the transformative power of MMA training!"

- Members access online content through to immersive "in gym" training
- From $6 to $550 per month
- Partnering with martial arts gyms to originate customers on a revenue share basis (Alta retains 10-45%)
- We collect 100% of the member fees and then share splits with our gyms and coaches as they deliver the training
- Alta average gross revenue per participant over the last 3 fiscal years of US$1,004 (1) with an average program delivering gross revenue of ~$24,000 per program.

(1) Economics stated are based on average actual operating data for the last 3 fiscal years to 30 June 2023, with 120 programs and 2,914 participants. Above are on a USD basis, applying a conversion rate of 1.49 USD/AUD.

Hype.co

Hype, the super app for martial arts gyms, coaches & athletes

	REPLACES
Website Builder	WordPress, Squarespace, linktree
CRM and Email Marketing	HubSpot, mailchimp, flodesk
SMS Blasts	SlickText, attentive, community
1:1 Direct Messaging	Instagram, facebook Messenger
One-Time Payments	Intuit quickbooks, bill.com, Zelle, venmo
Subscriptions	Patreon, substack, OnlyFans
Analytics	Google Analytics


Laura Sanko
Laura Sanko
Cheyenne
Email & SMS
SMS
Email

- B2B subscription for gym owners, coaches and athletes
- Subscriptions from freemium to US$299/mth
- Up to a 5% fee on transactions processed through the platform
- Hype is high margin SaaS with target gross margins 80%+
- Early in the rollout over 80,000 Hype pages have been created, with subscription & transaction revenue ~$18K per month

MixedMartialArts.com

Since 1997, the pioneer in MMA media & fan communities


MIXEDMARTIALARTS.COM
NEWS
SCHEDULE
THE UNDERGROUND
FIGHTERS
VAULT
PODCASTS
SI MMA
SHORT NOTICE UPSET?; RANKED JASMINE JASUDAVICIUS
SANTOS VS. AGAPOVA: A FLYWEIGHT SHOWDOWN AT UFC DENVER
EROSA VS. RODRIGUEZ: A FEATHERWEIGHT CLASH AT UFC DENVER


MMA UNDERGROUND
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Underground
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Latest
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Replies
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Who do Americans Identify More: Khabib or Conor?
AnotherTMAguy Oct 2018
12
11m
Ram1
Who STILL holds the greatest Aura of Invincibility in MMA history? khabib-nurmagomedov
JackMerridew Feb 17
38
1h
JumpKick
Someone tell Joe where "the button" is. PLEASE
jason_hornbuckle Dec 2008
84
2h
mr.shweddy
Royce Gracie is not ready for Matt Hughes
Sugarfoot Sep 2011
44
2h
I_Bake_Cake
Mario Sperry 272-0?
Naderhood Nov 2010
59
10h
Winston_Wolf


SPORTS ILLUSTRATED
FIGHTERS
mixedmartialarts.com
MMA UNDERGROUND
Frequent Posters
Popular Links
1 / 233

- Mixedmartialarts.com is a leading platform for the martial arts community, providing access to news, fighter data, fight schedules and access to the legendary Underground forum
- Over 260,000 forum accounts, 350,000 monthly sessions and +5M followers on Meta*
- Investment in mixedmartialarts.com will increase organic traffic and lead generation for all Alta's offerings and build ad revenue for mixedmartialarts.com

*As at March 31, 2024 (actuals across MixedMartialArts.com)

Reach drives user adoption & attractive customer acquisition metrics

Global Ambassador Reach

60m+ reach [1]



Existing Platform Reach

14m monthly views, **5m** social media followers, **560k** user profiles [2]

ALTA MixedMartialArts.com

AI / Data Analysis

Proprietary database and analysis

HYPE	HYPE	ALTA
Creation of Hype pages & user profiles	Gyms, coaches & athletes publish, promote & transact through Hype.co	Content drives consumer interest & conversion to participation through Trainalta.com
Land Grab Phase	Monetization $$	Monetization $$

(1) Alta Ambassador & Investor total reach across social platforms. (2) As at March 31, 2024 (actuals) across TrainAlta.com, MixedMartialArts.com and Steppen.

We also have a global Leadership Team with deep sector & capital markets expertise to execute on our plan



Nick Langton
Founder & CEO

25+ years experience in capital markets, wealth advisory and technology startups as a founder, CEO, private capital investor and non executive director. BEc, GradDip Fin



John Kavanagh
Co-Founder

Acclaimed as one of the world's greatest martial arts coaches, Founder of SBG Ireland, Head Coach to superstar Conor McGregor and World MMA Coach of the Year 2017. BEng



James Fleet
Co-Founder & Chief Technology Officer

20+ years experience as a technology executive, CEO and cofounder. Built and led Australia's largest consumer appliances marketplace and insurance comparison platform.



Neale Java
Chief Financial Officer

15+ years experience in capital markets, finance and strategy, and scaling and building technology companies with rapidly evolving strategies. BEng, MFin, MBA, GAICD.



Jonathan Hart
Alta Director & Company Secretary

20+ years experience in corporate advisory and corporate law specializing in growth, debt and equity financing, across a broad range of industry sectors. Cross border experience. LLB, BCom



Rich Chou
Vice President, North America

20+ years experience in combat sports, including executive roles at Bellator, Strikeforce and Elite XC. One of the most admired and influential identities in MMA. BBus



Tanya Langton
Head of Operations

25 years experience in capital markets and asset management as an analyst and portfolio manager. A business founder and experienced operations executive. BSc, GradDip Fin



Peter Jarmain
Chief Marketing Officer

28+ years experience in sports marketing, Peter led marketing at the National Rugby League, Fox Sports and Football Federation of Australia. Peter's other sports marketing experience includes F1, Olympic Games, AFL and V8 Supercars.

Independent Board Members and Advisors



Vaughn Taylor
Alta Chairman

Global Investment Professional, board member of a number of leading global growth companies, ex-CIO of AMB Capital Partners.



Hugh Williams
Alta Director

Independent Director and Managing Director at Pitt Street Capital, formerly Goldman Sachs and Citigroup Global Markets.



Todd Ruppert
Advisory Board

Global Investment Professional, ex CEO and President of T Rowe Price Global Investment Services, ex Venture Partner of Greenspring Associates.



Andy Stewart
Advisory Board

Global Investment Professional, Industry Partner of Motive Partners, ex Co- CEO Blackrock Alternative Investments, ex Head of Alternatives Credit Suisse.

A substantial global footprint both digitally & physical locations

14M MONTHLY VIEWS

5M SOCIAL MEDIA FOLLOWERS

560K USER PROFILES

630K MONTHLY USER ENGAGEMENTS

10,000 PUBLISHED ATHLETE PROFILES

3,020 PUBLISHED GYM PROFILES



UK / Ireland & Europe
Active Territory
USA & Canada
Active Territory
Continental Europe
Regional Partner Identified
Middle East & Asia
Regional Partner Identified
Mexico
Regional Partner Identified
Australia & NZ
Active Territory

As at March 31, 2024 (actuals) across TrainAlta.com, MixedMartialArts.com and Steppen.

We have significantly expanded our platform through product innovation, footprint growth & strategic M&A

July 2023

- Launch of Modular Memberships for Participants & Gyms
- Acquired assets of Mixed Martial Arts LLC, an independent MMA Media Company
- Launched Alta Academy for Online Training
- Signed ambassadorial partnerships with Eric Nicksick, Jessica-Rose Clark, & Gilbert Melendez
- Acquired assets of Steppen Pty Ltd, a fitness technology company
- Acquired assets of Hype.co an All-In-One Mobile Marketing Platform
- Global MMA Superstar Conor McGregor Increases His Ownership Stake in Alta Global Group
- Enterprise partnership with UFC Gym group to roll-out products and programs across 150+ global UFC Gyms

September 2024

Conor McGregor Increases His Ownership Stake in Alta

Ground-breaking 3-year Partnership:
Conor McGregor increases his ownership in Alta, becoming a global ambassador and boosting revenue potential.

Aligned consideration tied to shareholder value creation:
700,000 performance shares vesting up to $20 per share; 150,000 shares vesting immediately upon signing. No cash consideration.

Global Reach:
McGregor's influence will leverage his 63M social media followers and 640M UFC fans to amplify Alta's brand and mission.

Strategic Growth:
McGregor will actively promote Alta's platform, aligning his global influence with Alta's growth strategy.


thenotoriousmma
trainalta · Original audio
McGregor announces 'greatest comeback of all time'
teases fans
THE BIGGEST NAME IN COMBAT SPORTS
'is the logical choice' for
Conor McGregor answers two burning


thenotoriousmma
trainalta · Original audio
CONOR MCGREGOR


thenotoriousmma
trainalta · Original audio
HIS NEXT BIG PARTNERSHIP


thenotoriousmma
trainalta · Original audio
ALTA GLOBAL GROUP

UFC GYM & Alta's landmark partnership brings MMA training to 640M global UFC fans

Enterprise Partnership:
Alta's programs to be integrated across 150+ UFC GYM locations globally with potential to target hundreds of additional gyms in development.

Potential Revenue Opportunity:
Partnership has the potential to produce gross revenue of over $7 million per annum*, with the ability to grow with UFC Gym as they develop additional locations.

Warrior Program Training Rollout:
Alta's 20-week 'Warrior Training Program' to debut, offering fans a pathway from MMA fandom to participation.

Hype Mobile Marketing Platform:
UFC GYM will utilize Alta's B2B marketing platform Hype to enhance customer acquisition and retention across its network of over 150 gyms.

Global Expansion:
Partnership increases Alta's reach in the US, Europe, Middle East, and Asia.


UFC FIT
UFC FIT

* Economics stated above are based on average actual operating data for the last 3 fiscal years to 30 June 2023, with 120 programs and 2,914 participants. Above are on a USD basis, applying a conversion rate of 1.49 USD/AUD. The revenue projection is based on the following assumptions: the Warrior Training Program averages 24 participants per program (see Presentation dated July 8, 2024); generating USD$1,004 in gross revenue per participant (see Presentation dated July 8, 2024); each UFC Gym, consisting of both corporate owned locations and franchises, of which there are currently 150 worldwide, is proposed to run two programs annually and Alta processes 100% of the payments and distributes up to 70% back to UFC Gym. This revenue projection is contingent upon the assumptions listed above and should be considered as an estimate based on historical data and current operational strategies. Actual results may vary due to factors such as changes in participation rates, program offerings, gym expansion, and market conditions.

And aggressively grown our Published & Active Gym footprint

Our focus in the next 12 months is to further accelerate footprint growth of gyms, coaches, athletes and participants.



Gym Partner Growth
5,000
0.00
+150
UFC GYM
149
552
2,186
3,028
3,376
4,299
Active
Published
Database
Jun - 23
Mar - 24



Active Gym Footprint by Region
North America
Aus / NZ
Europe
Middle East

Any references to active gyms or partner gyms mean a gym profile claimed or created and accepted terms and conditions of Alta Platform or Hype and/or accepted previous license agreement to run the Warrior Training Program or are part of UFC Gym Group's current global gym footprint.

Our next 12 months growth focus

Land-grab of Gyms, Coaches & Athletes onto Platform

Growing Trainalta.com B2C membership revenues

Growing Hype.co B2B subscriptions for Gyms, Coaches & Athletes

Global Expansion

Leverage revenue synergies & customer growth across all core platforms

Cap Table & Financial Summary

▸ Cap Table (as at 20th September, 2024)

- Total Shares Outstanding: 10,478,686 [1]
- Options (WAEP: US$2.82): 1,532,641 [2]
- Warrants (WAEP: US$6.25): 65,000
- RSU's: 730,229 [2]
- Performance Shares: 550,000 [5]
- Fully Diluted Shares Outstanding: 13,356,556
- Free Float: 1,300,000
- Insider Ownership: 15.4%

▸ Nine Months Ended March 31, 2024 ($US)

(Refer to SEC F-1 filings as part of public offering)

- Gross Revenue from Programs: ~$0.6 M [3]
- Total Net Revenues:~ $0.4 M [3]
- Cash Flow from Operations: ($3.4 M) [3]
- Post-IPO Cash & Equivalents: $5.8 M [4]
- Total Debt (ex. trade and payables): NIL [4]

(1) A total of 8,967,686 ordinary shares are locked up for a minimum of 6 months from the date of the initial public offering, with directors and officers locked up for twelve (12) months and other pre-IPO shareholders locked up for six (6) months. (2) Vesting conditions and terms of options and RSU's are detailed in the offering prospectus. (3) Revenue & Cash Flow from Operations been converted into U.S. Dollars at an average rate of 0.6524 AUD/USD for the 9 month period ended March 31, 2024, as quoted by the Federal Reserve Bank of New York. (4) Calculated on a Pro Forma basis after giving effect to Company receiving net Initial Public Offering proceeds of $5.8m on April 2 2024. (5) To be Issued in conjunction with Conor McGregor Global Ambassador Agreement with 100,000 issued when the share price reaches $7.50; 150,000 issued when the share price reaches $10.00; 150,000 issued when the share price reaches $15.00 and 150,000 issued when the share price reaches $20.00. Aligned with the three (3) year term of the ambassador agreement.

We believe Alta is the next category killer!

Sector Tailwinds

Multi-billion-dollar revenue opportunity in the fast growing MMA market.

Partnerships

Existing partnerships with reputable coaches and gym owners, including UFC Gym.

Team and Investors

Best in Class team, high-profile investors and ambassadors with deep sector trust and credibility to execute strategic plan.

Mergers and Acquisitions

Disciplined and strategic M&A will compliment Organic Growth and the build out of the ecosystem.

Highly Scalable Platform

Our platform is cap-ex light and genuinely solves for our customers pain points.

First Mover & Proven Unit Economics

Proven Unit Economics plus substantial embedded revenue opportunities across our existing footprint.


(NYSE American: MMA)
ALTA

Appendices

Hype.co subscription tiers to cater for varying gym sizes plus individual users across the combat sports industry

Free	Lite	Essentials	Community	Scale
Start your online journey with a versatile link-In-bio website. Finally the foundation for brand presence without any cost. Perfect for beginners!	Where effective brand communication begins. Lite provides the key tools for controlling your digital presence.	Essentials is how you enhance your digital footprint & start your community led growth & monetization strategy.	Harness the power of your community with our comprehensive digital suite. Unlock unique design features to drive incremental revenue growth and amplify your business success!	Never worry about scaling challenges again. Comprehensive tools for associations or franchises. Maximising consistent community led growth in multiple locations.
$0 /Month	**$9** /Month	**$39** /Month	**$99** /Month	**$299** /Month

Alta also collects a transaction fee of up to 5% across all transactions processed through the platform.

TrainAlta.com membership tiers enable consumer participation to occur on a spectrum


COACH

Alta Programs / UFC Fit Programs

- US$250-550/mth
- 10-20 week immersive training programs designed by top coaches

Revenue Share with gym partners (30-40% to Alta)



In-Gym Training & Coaching

- US$100-125/mth Ability to train off basic gym timetable
- Bundled with community membership

Revenue Share with gym partners (10-20% to Alta)


KINGS MMA

Academy & Community Online Member

- US$6-$25/mth Exclusive masterclass content
- News feeds and community generated content

Revenue Share with Athletes (80-90% to Alta)

In all cases, customers become an Alta Member. We collect 100% of the payments from our members, then pay our gym and coaching partners to deliver in-gym training and Alta Programs